

Mail Stop 3720

May 18, 2010

<u>**Via U.S. Mail and Fax (713.209.8989)**</u>
Mr. Terry A. Klebe
Chief Financial Officer
Cooper Industries plc
600 Travis, Suite 5600
Houston, Texas 77002-1001

> **RE:    Cooper Industries plc**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 19, 2010**
>
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2010**
> **File No. 001-31330**

Dear Mr. Klebe:

We have reviewed your supplemental response letter dated May 10, 2010, as well as the above referenced filings, and have the following comments.

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

Note 2. Pending Contribution of Tools Business Assets and Liabilities to Joint Venture, page 5

1.  We note that the company will have 50% ownership and voting interest, and 50% board representation in the Joint Venture.  Please tell us how you determined the appropriate accounting treatment for the Joint Venture, including your consideration of whether the Joint Venture is a VIE.  Provide reference to authoritative literature used as guidance.

*   *   *   *

Please respond to our comment within 10 business days or tell us when you will provide us with a response.  Please file your response over EDGAR.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Robert S. Littlepage Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters.  Please contact Paul Fischer, Staff Attorney, at (202) 551.3415 or me at (202) 551-3815 with any other questions

Sincerely,


Larry M. Spirgel
Assistant Director